UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 04, 2015

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **Dealings in Securities by Executive Director and Company Secretary**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

3 March 2015

NEWS RELEASE

DEALING IN SECURITIES BY AN EXECUTIVE DIRECTOR AND THE COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that an Executive Director and the Company Secretary have dealt in ordinary shares of the Company, after having received clearance to do so in terms of JSE Listings Requirement 3.66. The transactions were pursuant to a Co-Investment Plan (CIP) for the Company's executives.

In terms of the CIP, executives are allowed to apply up to 50% of their after tax cash bonus to purchase AngloGold Ashanti ordinary shares. The Company then matches their investment at 150% through an on-market purchase of shares, with vesting over a two-year period in two equal tranches; the first vesting date being the anniversary of the date on which the executive purchased the shares and the second vesting date being the second anniversary of the date on which the executive purchased the shares.

The Executive Director and the Company Secretary opted to participate in the CIP in 2013 and 2014 respectively. This being the second anniversary of the date on which the Executive Director purchased the shares in 2013, and the first anniversary of the date on which the Company Secretary purchased the shares in 2014, the Company has purchased and allocated matching shares to the Executive Directors and the Company Secretary as detailed below:

1. Srinivasan Venkatakrishnan – Chief Executive Officer (Executive Director)

Name of officer	S Venkatakrishnan
Name of company	AngloGold Ashanti Limited
Date of transaction	3 March 2015
Nature of transaction	On-market purchase of shares by the Company, being the allocation of the matched portion in respect of the second tranche
Class of security	Ordinary shares
Number of shares purchased	2,572
Average price per share	R133.89
Lowest price per share	R133.81
Highest price per share	R134.00
Value of transaction (including fees)	R346,993.88
Extent of interest	Direct, Beneficial
Prior clearance to deal	Obtained

2. Maria Sanz Perez – Company Secretary

Name of officer	ME Sanz Perez
Name of company	AngloGold Ashanti Limited
Date of transaction	26 February 2015
Nature of transaction	On-market purchase of shares by the Company, being the allocation of the matched portion in respect of the first tranche
Class of security	Ordinary shares
Number of shares purchased	4,140
Average price per share	R130.48
Lowest price per share	R130.48
Highest price per share	R130.48
Value of transaction (including fees)	R544,251.57
Extent of interest	Direct, beneficial
Prior clearance to deal	Obtained

Related taxes have been paid by the executives by selling a portion of the shares allocated to the executive by the Company as detailed below:

SHARES SOLD TO SETTLE TAX COSTS

1.   Srinivasan Venkatakrishnan – Chief Executive Officer (Executive Director)

Name of officer	S Venkatakrishnan
Name of company	AngloGold Ashanti Limited
Date of transaction	02 March 2015
Nature of transaction	On-market sale of shares to fund tax liability in relation to costs incurred in CIP
Class of security	Ordinary shares
Number of shares sold	1,070
Selling price per share	R132.0000
Value of transaction	R141,240.00
Extent of interest	Direct, beneficial
Prior clearance to deal	Obtained

2.   Maria Sanz Perez – Company Secretary

Name of officer	ME Sanz Perez
Name of company	AngloGold Ashanti Limited
Date of transaction	26 February 2015
Nature of transaction	On-market sale of shares to fund tax liability in relation to costs incurred in CIP
Class of security	Ordinary shares
Number of shares sold	1,675
Selling price per share	R130.2292
Value of transaction	R218,133.91
Extent of interest	Direct, beneficial
Prior clearance to deal	Obtained

ENDS

03 March 2015
Johannesburg

JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

Contacts

Media

Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com

AngloGold Ashanti Limited

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 04, 2014

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance